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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

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                                   SCHEDULE TO

                             Tender Offer Statement
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                             BEYOND.COM CORPORATION
                       (Name of Subject Company (issuer))

                        BEYOND.COM CORPORATION, as issuer
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

           7 1/4% CONVERTIBLE SUBORDINATED NOTES DUE DECEMBER 1, 2003
                         (Title of Class of Securities)

                                    08860EAA9

                       (CUSIP Number of Class Securities)

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                                 Curtis A. Cluff
                             Chief Financial Officer
                             BEYOND.COM CORPORATION
                            3200 Patrick Henry Drive
                          Santa Clara, California 95054
                                 (408) 855-3000

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                   Communications on Behalf of Filing Persons)

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                                   Copies to:


Richard Scudellari, Esq.                           Abigail Arms, Esq.
Justin L. Bastian, Esq.                            Shearman & Sterling
Michael P. Ashkar, Esq.                            801 Pennsylvania Avenue, N.W.
Morrison & Foerster LLP                            Washington, D.C.  20004
755 Page Mill Road                                 (202) 508-8000
Palo Alto, CA  94304
(650) 813-5600

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                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation                                           Amount of filing
fee
--------------------------------------------------------------------------------
$16,445,000 (1)                                                     $4,342
--------------------------------------------------------------------------------

(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of June 30, 2000 of the maximum amount of 7 1/4% Convertible Subordinated Notes due December 1, 2003 that may be received by the Registrant from tendering holders in the exchange offer.

Registration fee previously paid in connection with the Registrant's Registration Statement on Form S-4 filed July 3, 2000.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,580
Form or Registration No.: S-4
(File No. 333-40758)
Filing Party: Beyond.com Corporation
Date Filed: July 3, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.

[X] issuer tender offer subject to Rule 13e-4.

[ ] going-private transaction subject to Rule 13e-3.

[ ] amendment to Schedule 13D under Rule 13d-2. Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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                                  INTRODUCTION

This Tender Offer Statement on Schedule TO is being filed by Beyond.com Corporation, a Delaware corporation, pursuant to Section 13(e) of the Securities Exchange Act in connection with its offer to exchange up to $63.25 million of its 7 1/4% Convertible Subordinated Notes due December 1, 2003 (or such lesser number as are properly tendered) into its 10 7/8% Convertible Subordinated Notes due December 1, 2003, upon the terms and subject to the conditions set forth in Beyond.com Corporation's Registration Statement on Form S-4 (File No. 333-40758) filed with the Securities and Exchange Commission on July 3, 2000 (the "Registration Statement"). The Registration Statement and the exhibits thereto are incorporated by reference in this Schedule TO in answer to some of the items required in this Schedule TO.

Item 3. Identity and Background of Filing Persons.

William S. McKiernan, Chairman of the Board of Directors*
Ronald S. Smith, Chief Executive Officer and Director*+
Curtis A. Cluff, Senior Vice President and Chief Financial Officer*
John Barratt, Senior Vice President and Chief Operating Officer*+
Eric A. Chatham, Senior Vice President, Infrastructure Engineering
                 and Chief Information Officer*
Montgomery B. Mars, Senior Vice President, Corporation Development and Finance* Bonnie Charboneau-Fowler, Vice President, Business Operations*+
Brian C. Mellea, Vice President, Marketing*
Mark W. Bailey, Director*
Richard Scudellari, Director*

* c/o Beyond.com Corporation, 3200 Patrick Henry Drive,
      Santa Clara, California 95054.

+ Pending approval of their Visa applications granting them permission to work in the United States

Item 4. Terms of the Transaction.

     (b) None of the securities are to be purchased from any officer, director or affiliate of the Registrant.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) The Registrant has not entered any transactions of the type contemplated by this Item.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) The Nasdaq National Market has alternative compliance requirements for the continued listing of common stock of either (i) a minimum closing bid of $5.00 per share or (ii) net tangible assets of at least $4,000,000. One purpose of this transaction is to increase our net tangible assets in order to avoid a potential delisting of our common stock from the Nasdaq National Market. In addition, the transaction provides us with the flexibility to pay interest on the exchange notes in either our common stock or cash, solely at our option.

     (c)(4) Earlier this year, Mark L. Breier resigned as our President and Chief Executive Officer; C. Richard Neely, Jr. resigned as our Senior Vice President of Finance and Administration and Chief Financial Officer; Gordon Jones resigned as our Chief Information Officer; James R. Lussier resigned as our Vice President of Business Operations and Corporate Strategy; and John D.

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Vigoreaux resigned as our Senior Vice President of Marketing. None of these resignations are related to this transaction.

     (c)(5) The Registrant has not made any material change in its corporate structure or business of the type contemplated by this section.

     (c)(6) At June 14, 2000, our common stock had traded below $5.00 for more than 20 consecutive business days. Similarly, at June 14, 2000, our net tangible assets were less than $4,000,000. On June 14, 2000, we received a letter from the Nasdaq National Market indicating that unless the minimum bid price for our common stock returned to at least $5.00 per share for at least 10 consecutive trading days prior to September 12, 2000, our shares would be delisted from the Nasdaq National Market on September 14, 2000.

Item 8. Interest in Securities of the Subject Company.

     None of the persons named in Item 3 beneficially owns any of the subject securities.

Item 12. Exhibits.

     (a)(1) Prospectus dated August 8, 2000.

     (a)(2) Press Release Issued July 3, 2000.*

     (a)(3) Form of Subordinated Indenture between the Company and LaSalle National Bank, as exchange notes trustee.*

     (a)(4) Form of Subordinated Indenture between the Company and LaSalle National Bank, as existing notes trustee.

     (a)(5) Form of Letter of Transmittal.*

     (a)(6) Form of Notice of Guaranteed Delivery.*

     (a)(7) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

     (a)(8) Form of Letter to Clients.*

*Previously filed as an exhibit to Registration Statement on Form S-4 (No. 333-40758) and incorporated herein by reference.


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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2000

                                       BEYOND.COM CORPORATION

                                       By: /s/ CURTIS A. CLUFF
                                           --------------------------------
                                       Name: Curtis A. Cluff
                                       Title:  Chief Financial Officer


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